Exhibit 99.1

Letter to Shareholders

Letter To Shareholders

Dear Fellow Shareholders,

Calls for clean energy are becoming louder and increasingly more urgent. At last it feels like a clean energy future is inevitable. The question is not if, but when.

The clean energy technology solutions we need to deploy are not in the future. They are ready now. Our Westport HPDI 2.0™ technology launched last year and, through our OEM partner, offers long-haul customers today an environmental solution that doesn’t sacrifice performance.

As we advance our natural gas and hydrogen solutions we are working on parallel paths with other innovative leaders who are advancing transportation solutions including electric vehicles. We welcome innovation across the alternative fuel industry. We share the same goals and vision. Consumer choice and options will help quicken the pace of change and that can only be a good thing, for Westport Fuel Systems and the planet.

In the year ahead, we will be focused on the smart, strategic use of our shareholders’ capital to ensure that we maximize our impact for our customer and for sustainable value creation. We have proven our technology. Our job is now to prove that we have a sustainable financial model and can move closer to profitability. I am confident we can.

We enter 2018 with a strengthened financial position and a fundamentally restructured business. We have deliberately realigned our talent and resources to provide more focus and drive efficiency. Our strategic plan is built squarely around our customers and their needs. We will broaden our product offering and respond to increasing demand by providing market-ready solutions.

I come to work every day inspired by the actions my team and others in the industry are taking to accelerate our clean energy future. I see customers going the extra mile to ensure near-zero emissions by generating their own supply of renewable natural gas. I see industry and government collaborating to create a Blue Corridor of refueling stations in Europe to support natural gas as the main alternative fuel to diesel in European long-distance transport and trucking.

Initiatives like these, along with the work we are doing here every day, tells me that together we can and will leave the world a better place. It will take a village and through our collaborative relationships with government, OEMs and industry partners, we are proud of the role we can play. I am also proud to champion diversity at Westport Fuel Systems. With female leadership at the management and board level, our company is in a unique position to set the tone from the top to champion diversity and empower women and men to always speak up personally and professionally. We are building a positive and supportive working environment that enables our people to realize their potential.

Thanks to our talented team at Westport Fuel Systems, we are ready now: ready to offer customers the clean energy solutions they need; ready to support our industry partners; and ready to capitalize on the opportunities 2018 will bring.

On behalf of the management team, thank you for your continued support.

Sincerely,

Nancy S. Gougarty	Ashoka Achuthan
Chief Executive Officer	Chief Financial Officer